Exhibit 3

PRESS RELEASE

Syneron’s Vela System Receives CE Mark Approval for Cellulite Treatment

Yokneam, Israel, and Grunwald, Germany, November 15, 2004 – Syneron Medical Ltd. (NASDAQ:ELOS), and its European subsidiary Syneron GmbH, today announced that Syneron has been granted Medical CE Mark 0344 approval of its Vela™ system for non-invasive cellulite treatment.

The Vela system is based on Syneron’s proprietary ELOS™ (Electro-Optical Synergy) combined energy technology, which uses Bi-Polar Radio Frequency and light energies to treat a wide range of medical aesthetic conditions. Utilizing a unique combination of RF energy, infrared light, tissue mobilization and suction, Vela safely and effectively re-contours the skin surface.

“This unique medical CE Mark further proves that Syneron products meet the exacting quality and efficacy standards of the international medical community,” said Hans Edel, Managing Director or Syneron GmbH. “With this latest regulatory approval, Syneron is able to market the widest offering of products in Europe of any medical aesthetic company.”

The Vela system will be launched at the EADV (European Academy of Dermatology & Venereology) conference in Florence, Italy, November 17-21, 2004.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Hans Edel, Managing Director, Syneron GmbH., at Tel. +49 89 6424810 or email: infode@syneron-med.com.

Syneron get CE Mark for cellulite treatment – November 15, 2004

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron GmbH
7 Ludwig
Ganghofer Str.
D-82031 Grunwald
Germany
Tel: +49 89 6424810
Fax: +49 89 64248170
infode@syneron-med.com

Syneron, the Syneron logo, Vela, the Vela logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.